SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: Activision Blizzard, Inc.

NAME OF PERSON RELYING ON EXEMPTION: CtW Investment Group

ADDRESS OF PERSON RELYING ON EXEMPTION: 1900 L Street, N.W., Suite 900, Washington, D.C. 20036

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

_________________________________________________________________________________________________________________________________________________________________

June 16, 2021

Dear Activision Blizzard shareholders:

At the Activision Blizzard Inc.’s (NASDAQ: ATVI) Annual Meeting on June 21, 2021, please vote AGAINST the “Say-On-Pay” proposal. On Monday, the board of directors of Activision Blizzard recommended an adjournment of its annual meeting for one week to allow additional time for shareholders to submit proxies with respect to the Say on Pay proposal. This delay is desperate attempt to avoid a loss.

Since the voting is closed on all the other agenda items, including the director elections, shareholders who disagree with this almost unprecedented maneuver should vote against the MSOP. With 86% of shares already voted as of the end Monday’s meeting, we doubt that a significant number of shareholders wanted more time to consider the company’s executive pay practices.

The arguments for a vote against the Say-on-Pay proposal are clear:

  Activision’s Say on Pay proposal has, in fact, received repeated low votes. Activision has received low support for its Say-on-Pay proposal (below 70%) in five out of the past seven years, including last year: 2020 (56.8%), 2019 (82.0%), 2018 (92.1%) , 2017 (59.7%), 2016 (66.3%),
  2015 (65.4%), 2014 (69.8%).
  Activision’s compensation changes, while positive, are not applicable over a long enough period to be meaningful. Because CEO Robert Kotick’s contract extension is only until the end of March 2023 and his 2021 equity incentive award was accelerated at maximum, thus the only full year for which Mr. Kotick will see a meaningful equity pay reduction is 2022. The cash reductions do not comprise the bulk of his total pay. At the end of the extension period, Activision is free to raise Mr. Kotick’s equity award size again. Ideally, the contract extension should have been at or near the length of the original contract (5 years) to lock in the changes to be meaningful.
  Increased holding requirements rendered moot as Mr. Kotick’s wealth far exceeds the increased requirement. The company has increased its CEO equity-holding requirement to 50x his base salary (reduced to $875,000), which is approximately $43.75 million. Mr. Kotick meets that requirement with less than one equity award alone: just a portion of Mr. Kotick’s 2020 equity award earn-out was $50 million.

In sum, the short contract extension does not represent a strong enough effort on the part of the compensation committee to truly reign in Mr. Kotick’s continued outsized equity pay. As such, we urge you to vote AGAINST the Say on Pay proposal on June 21, 2021.

Please contact my colleague Michael Varner, Director of Executive Compensation Research at michael.varner@ctwinvestmentgroup.com with any questions.